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                         Supplement Dated July 13, 1998
                                       To
                         Prospectus Dated June 15, 1998
                            CELLULARVISION USA, INC.
                        3,600,000 SHARES OF COMMON STOCK

The following information amends and supplements the Offering Memorandum dated June 30, 1998 (the "Offering Memorandum").

       CellularVision Announces $32.5 Million Sale of Selected Frequencies

July 13, 1998 (Brooklyn, NY) -- CellularVision USA, Inc. (NASDAQ:CVUS) announced today that it has entered into an agreement with WinStar Communications, Inc. to sell 850 MHz of contiguous LMDS spectrum throughout its licensed territory for $32.5 million in cash. The transaction is subject to regulatory and shareholder approval, as well as the consent of certain lenders, and is expected to close in the fourth quarter of this year. WinStar has also agreed to lend CellularVision $3.5 million as soon as lenders consents are obtained, and an additional $2.0 million when stockholder approval is obtained, so long as all required FCC filings have been made by that time. The loan is to be repaid as an offset against the purchase price. CellularVision will use the loan proceeds to meet outstanding obligations and finance its operations pending the closing, following which it intends to repay all of its outstanding debt obligations.

         Following the sale, CellularVision will retain 450 MHz of LMDS spectrum, which will be reduced to 300 MHz when the first Ka band satellite becomes operational. As a result, CellularVision will replace its currently operational multichannel television service with other services prior to the closing of the spectrum sale, and will consider a number of possible alternative future business strategies. These alternatives will include operating of the Company's high-speed Internet access service on its existing infrastructure, utilizing its retained frequencies, entry into the Ka band satellite business, and sale of the Company's remaining assets to a third party, with proceeds to be distributed to stockholders.

         CellularVision USA, Inc. is the first Super-Wireless Local Multipoint Distribution Service (LMDS) provider licensed by the FCC. CVUS serves the 1,100 square mile New York Primary Metropolitan Statistical Area, which encompasses approximately 8.6 million people. CVUS provides Super-Wireless high-speed Internet access and multichannel subscription television service to its customer base. For more information about CVUS, please visit our web site at www.cellularvision.com.